UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 N. Capital of Texas Highway, Suite 350
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. Mannes, 214-765-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

750 N. St. Paul, Suite 850	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVE SLEDGE
Notary Public, State of Texas
Comm. Expires 12-22-2023
Notary ID 4774836

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

SAMCO CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors of SAMCO Capital Markets, Inc.
Dallas, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Washington, D.C.
February 28, 2020

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	290,978
Receivables from clearing broker, including clearing deposits of $105,198		10,011,045
Securities owned, at fair value		15,102,475
Note receivable		220,000
Property and equipment, net		79,098
Right of use asset		926,211
Other assets		1,371,632
	$	28,001,439

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,160,029
Lease liability		960,382
Securities sold short, at fair value		1,340
Due to clearing broker		15,059,276
Total liabilities		17,181,027

Commitments and contingencies   -

Stockholder's equity

Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		7,452,357
Accumulated earnings		3,368,045
Total stockholder's equity		10,820,412
	$	28,001,439

See accompanying notes to the financial statements.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. **Nature of business and summary of significant accounting policies**

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1.   Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold Short

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Government Bonds

The fair value of government bonds is generally based on market price quotations. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

State and Municipal Obligations

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Note Receivable

We entered into a note receivable as a result of advisory services performed. The interest rate is at 7% with interest calculated on the outstanding principal balance as of the first day of each month and payable monthly. The principal balance with any accrued and unpaid interest is due and payable on December 31, 2020. The note receivable is reported at its outstanding principal balance. The carrying balance of the note receivable approximates fair value based on Level 3 valuation methodology. At this time, the note is performing per its stated terms

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	**Useful Life**
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	lesser of useful life or lease term

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of various assets and liabilities. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as a greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test no tax benefit is recorded. Based upon our analysis of available evidence, we have determined that no valuation allowance was necessary.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Receivables from Clearing Broker

Receivables from clearing broker primarily consist of commissions and underwriting transaction related receivables. The Company monitors clearance and settlement of all transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable incurred losses.

Leases

Description – In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and *Topic 606, Revenue from Contracts with Customers*. The new guidance also requires enhanced disclosure about an entity's leasing arrangements.

Date of Adoption – The Company adopted Topic 842 on January 1, 2019.

Effect on the Financial Statements – An entity may adopt the new guidance by either restating prior periods and recording a cumulative effect adjustment at the beginning of the earliest comparative period presented or by recording a cumulative effect adjustment at the beginning of the period of adoption. The Company has chosen the latter approach. In addition, the Company elected to apply the optimal transition-related practical expedients which allowed the Company to account for leases that commenced before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize the right-of-use asset and lease liability. The impact of adoption was a $43,387 adjustment to opening retained earnings, as well as the recognition of a right-of-use asset of $1,177,850 and lease liability of $1,221,237.

The Company enters into leases in the normal course of business primarily for real estate for its local offices housing sales, underwriting, trading and financial advisory business, along with back office operations. SAMCO's leases have terms ranging from month-to-month to five years and some include renewal or termination options to extend the lease for up to five years.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1.   Nature of business and summary of significant accounting policies (continued)

Leases are classified as operating or finance leases at the lease commencement date. All of our leases were determined to be operating leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on consideration of the current rates available to the Company from its bank and clearing broker borrowings, adjusted for the lease term and other factors.

<u>Newly Issued Not Yet Effective Accounting Standards</u>

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company is assessing the impact the update will have on its financial statements but expects the update to have no material impact on the Company accounting for estimated credit losses, if any, on its receivables from brokers.

2.   Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2019
Assets (at fair value)				
Securities owned, at fair value				
State and municipal obligations	-	15,102,475	-	15,102,475
Total investments in debt securities	$ -	$ 15,102,475	$ -	$ 15,102,475

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

2. Fair value measurements (continued)

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2019
Liabilities (at fair value)				
Securities sold short, at fair value				
U.S. corporate bonds	-	1,340	-	1,340
Total liabilities (at fair value)	$ -	$ 1,340	$ -	$ 1,340

3. Property and equipment

Details of property and equipment at December 31, 2019 are as follows:

Office equipment	$	256,227
Leasehold improvements		558,489
Furniture and fixtures		161,442
Computer hardware		350,017
Computer software		25,230
		1,351,405
Less: Accumulated depreciation and amortization		(1,272,307)
Property and equipment, net	$	79,098

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $8,246,391 which was approximately $7,996,391 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

5. Income taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise tax report filed by its parent, SAMCO Holdings, Inc. ("SHI"). The Company's operations are conducted in the states of Texas and Kansas. In prior years the Company filed its own state income tax returns in states that do impose an income tax; tax expense within those states was immaterial. Income tax returns are subject to review by state and federal authorities for up to three years filings.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019, were as follows:

Deferred Taxes	
Net Operating Losses	$199,564
Pass Through	14,436
Charitable contribution carryover	6,891
Lease,net	7,176
Fixed Assets	(12,938)
Prepaid expenses	(23,398)
Section 481(a) adjustment	(28,374)
Net deferred tax asset (liability)	$163,357

At year-end 2019, the Company had federal net operating loss carryforwards of approximately $950,000, which carry forward indefinitely. Deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized.

The Company and its parent company are subject to U.S. federal income tax as well as franchise tax of the state of Texas. The Company is no longer subject to examination by taxing authorities for years before 2016.

6. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of the Board of Directors.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2019, there were no amounts to be indemnified to the clearing brokers for these accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $105,198.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

8. Related party transactions

SAMCO has an agreement with its parent Company, SAMCO Holdings, Inc. to pay its portion of its income taxes. The Company has approximately $114,000 due from SAMCO Holdings, Inc. at December 31, 2019. This receivable represents a federal income tax refund, and the receivable balance is included in Other assets in the accompanying statement of financial condition.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2019, the Company did not have cash in excess of insured amounts.

10. Leases

Lease Obligations

Future undiscounted lease payments for operating leases with initial term lease of one year or more as of December 31, 2019 are as follows:

2020	$ 424,670
2021	298,603
2022	255,658
2023	36,400
2024	-
Total Future Minimum Lease Payments (Undiscounted)	1,015,331
Discounting effect on cash flows	(54,949)
Lease Liability	$ 960,382

Other information related to operating leases as of December 31, 2019 was as follows:

Weighted average remaining lease term	32 months
Weighted average discount rate	4.0%

11. Subsequent Event

On February 20, 2020 the Company entered into a new five year operating lease agreement for its existing Austin office with the right to extend for five years, effective January 1, 2020. The right of use asset and corresponding lease liability at January 1, 2020 are $432,046.